Mail Stop 3651

      January 20, 2006


Via U.S. Mail

Carlos Rodriguez, Esq.
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, New York 10019

Re:  	Morgan Stanley Capital I Inc.
	Registration Statement on Form S-3
Filed December 23, 2005
	File No. 333-130684

Dear Mr. Rodriguez:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below. Please note that our comments to either of the base prospectuses and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please note that the page numbers referenced below correspond to the marked copy of your filing provided by counsel.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule
424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. We note your disclosure on pages 38 and 78 of the first base prospectus indicating that you may use several specific types of credit enhancement or "another type of credit support" as specified in the related prospectus supplement. We also note your disclosure on the cover page of the second base prospectus indicating that trust funds may include several different types of specific assets "as well as other property described in the accompanying prospectus supplement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please revise the base prospectus to describe the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

4. While we note the disclosure and the fee table you have provided in this section, please expand your disclosure to provide more specific information regarding the fees payable to the trustee, the custodian and the securities administrator. We note that these fees will be paid by the master servicer but the amounts or formulas for determining these fees is not clear. Refer to Item 1113(c) of Regulation AB.

5. If available, please provide us with a copy of any updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with
Regulation AB. Additionally, ensure that your filing is updated to reflect the material terms of these changes. For example, while we note your disclosure on page 32 indicating that each servicer will provide an assessment of compliance that indicates they used the criteria in Item 1122(d) to assess compliance, we also note a reference to the Uniform Single Attestation Program in the third full paragraph on page 31. Please revise as necessary or advise.

6. We note your reference to "net proceeds" in the "Use of Proceeds" section. Please disclose the amount of expenses payable from offering proceeds. Refer to Item 1107(j) of Regulation AB.

First Prospectus Supplement (Residential)

Cover Page

7. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation
AB for the definition of issuing entity. In this regard, please revise your cover page, including the second paragraph on the left side of the cover page, to refer to the issuing entity. Refer to Item
1102(d).
Summary, page S-1

8. While we note your disclosure regarding optional termination, please revise to identify any other events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds or advise. Refer to Item
1103(a)(3)(vii) of Regulation AB.

Description of the Mortgage Loans

Loan Purchasing Guidelines and Underwriting Standards, page 25

9. We note that neither the Depositor nor the underwriter makes any representations or warranties as to the accuracy or completeness of the information in this section. Please note that a disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate.
Please
revise here, and delete any other similar disclaimers in the filing.

Underwriting Standards-[Third Party Originator], page 26

10. While we note the bracketed language you have provided, the information you intend to provide is unclear. Please revise to clarify that you will provide all information required by Item
1110 of
Regulation AB with respect to third party originators.

Servicing of the Mortgage Loans

Servicing and Collection Procedures, page S-28

11. Your disclosure indicates that several different servicers will service the assets. While we note that you have provided bracketed information in the summary section and on page 27 indicating that certain information regarding each servicer will be provided, please revise to include disclosure confirming that all information required by Item 1108(a) of Regulation AB will be provided for each servicer.

12. As a follow-up to the comment above, please expand your disclosure in this section to provide all of the information called for by Item
1108(b) of Regulation AB. Additionally, while we note that you have provided some of the information required by Item 1108(c), such as information regarding collection on the assets, please ensure that your next filing includes all of the information required by Item 1108(c) or advise. For example, we note that servicers will be required to make advances and that they may waive or modify the terms of the underlying loan documents. To the extent material, you should provide statistical information regarding servicer advances and discuss any material effects the ability to waive or modify terms may have on the potential cash flows from the assets.

The Issuing Entity, page S-36

13. We note that in both this section and the section below
regarding
the trustee, you have provided bracketed language indicating that you
may include information required by Items 1117 and 1119 of
Regulation
AB. As you appear to have already provided bracketed language responsive to Item 1117 on page 65, it is unclear whether the bracketed information on this page was meant to refer to Items 1107 and 1109 of Regulation AB (regarding the issuing entity and the trustee) or whether you planned to provide information regarding affiliations between the parties, as called for by Item 1119 of Regulation AB. Please revise to clarify. Additionally, ensure that your revised prospectus supplement includes a separate section discussing the affiliations between the transaction parties, as required by Item 1119 of Regulation AB.

First Base Prospectus (Residential)

General

14. We note your disclosure on page 18 regarding the possibility of a prefunding period. If you plan to use a prefunding period, please revise your base prospectus to include a separate section discussing this option and revise your prospectus supplement to provide bracketed language in the summary with the disclosure required by Item 1103(a)(5) of Regulation AB. This comment also applies to your second base prospectus, which refers to both a prefunding and revolving period on page 7.

Important Notice about Information Presented in this Prospectus
....,
page 2

15. We note your disclosure that if the terms of the certificates vary between the prospectus and related prospectus supplement, you should rely on the information in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Cash Flow Agreements, page 38

16. We note your reference to "swap agreements." Please revise to clarify that these agreements are limited to interest rate or currency agreements, or otherwise advise us how the anticipated agreements would meet the definition of an asset backed security. Please refer to Section III.A.2.a of SEC Release No. 33-8518 and to Item 1115 of
Regulation AB for a description of permissible derivative products.

17. We note your disclosure in the last bullet-point on page 38 regarding loans that may be secured by mortgaged properties located outside the United States. Please revise to provide the disclosure required by Item 1100(e) of Regulation AB or advise.
Alternatively,
delete this disclosure.

Mortgage-Backed Securities, page 36

18. We note that you may include mortgage-backed securities in the asset pool. Please revise to disclose how you intend to comply with the provisions of Rule 190 of the Securities Act. Refer to Section
III.A.6 of SEC Release 33-8518. Additionally, please expand your disclosure regarding government securities to better describe the nature of these securities. For example, are you referring to mortgage-backed securities guaranteed by Ginnie Mae, Fannie Mae and
Freddie Mac or are you referring to other "government securities"?
19. As a follow-up to the comment above, we note that your prospectus supplement does not contemplate an offering of securities backed by a pool of other securities. Rather, it appears to contemplate the securitization of residential mortgages. Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

Second Prospectus Supplement (Commercial)

General

20. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of
Regulation AB.

21. Please add bracketed disclosure to indicate that you will provide the static pool information required by Item 1105 of Regulation
AB.

Summary, page S-10

22. The summary section should be just that, a summary. Please revise this section to provide brief and concise information in the summary and to include cross-references, as appropriate, to the detailed discussions in the document. Please refer to Item 503(a) of Regulation S-K and Item 1103(a) of Regulation AB.

23. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

24. Your summary section and the related disclosure throughout the document should clearly indicate the percentage of the asset pool represented by the securities you reference in the second, third and fourth bullet-points on page 10. Please revise accordingly.

The [Credit Enhancement Facility] [Liquidity Facility], page 15

25. Please revise to include more information regarding the type of credit facility you contemplate using in the transaction. Additionally, we note your reference to a "derivatives instrument" in this section, even though you have a separate section regarding your interest rate swap. Please revise to confirm that any additional derivatives instrument you plan to use would be limited to interest rate or currency agreements. Finally, we note that your related disclosure on page 140 indicates that you will provide any information required by Item 1114 of Regulation AB with respect to the credit enhancement or derivatives provider. Please note that if you plan to use derivatives, you are required to provide the information called for by Item 1115 of Regulation AB. Revise accordingly.
Second Base Prospectus (Commercial)

Summary, page 1

One or More Trust Assets May Also Back Additional Certificates, page 8

26. We note that one or more trust assets backing any series of certificates may also back "subsequently issued classes of certificates of the same series." Please revise to better explain what subsequent issuances you plan to make and disclose whether the securities issued in any such subsequent issuance would be subordinate to the classes offered under the registration statement.

Description of the Certificates

Distributions of Interest on the Certificates, page 46

27. We note that the classes of securities may have different pass-through rates, including floating, variable or adjustable rates. Please expand your disclosure in the base prospectus to identify the indices on which these rates may be based. Additionally, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of SEC Release 33-8518.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for
an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have
made.
	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions to Hanna Teshome at (202) 551-3315, or in her absence, to me at (202) 551-3454.


									Sincerely,



						                        	Sara D.
Kalin
												Branch
Chief-Legal




cc: via facsimile
Carlos Rodriguez, Esq.
Sidley Austin Brown & Wood LLP
 (212) 839-5599
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Morgan Stanley Capital I Inc.
January 20, 2006
Page 1